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Our File No. 1707

 June 5, 2007

VIA EMAIL:  delaneyd@sec.gov

Attention: Donald Delaney

United States Securities & Exchange Commission
Division of Corporate Finance

100 F Street. N.E.

Washington, DC

20549-7010

Dear Mr. Delaney

re:

Canarc Resource Corp.  (the "Company")

Form 20F for the Fiscal Year Ended December 31, 2005

Filed July 14th, 2006 – File Number 000-18860

Thank you for your letter dated May 31, 2007, as signed by Mr. Hiller, Branch Chief.  We confirm that the Company is working on its response to the fairly technical financial questions and responses set out in that letter.  We are advised that the Company, and, in particular, their CFO, Mr. Yee, will be doing their best to get an initial response to you by your stated response date of June 14, 2007.  Due to the complex nature of some of the issues raised, in the event that additional time is required, we will contact you prior to your requested response date.

Please call or email (slockwood@vectorlaw.com) should you have any questions or comments.

Yours very truly,

Vector Corporate Finance Lawyers

Per: “Stewart L. Lockwood”

Cc:

Canarc Resource Corp. (Attn: Philip Yee via email)